Exhibit 12.01

SOUTHWEST GAS CORPORATION

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(Thousands of dollars)

	For the Twelve Months Ended
	Sep 30,	December 31,
	2016	2015	2014	2013	2012	2011
1. Fixed charges:
A) Interest expense	$71,467	$71,661	$71,234	$62,958	$67,148	$68,183
B) Amortization	1,878	1,884	2,063	2,002	2,001	2,137
C) Interest portion of rentals	19,342	16,678	11,802	11,809	10,605	8,943

Total fixed charges	$92,687	$90,223	$85,099	$76,769	$79,754	$79,263

2. Earnings (as defined):
D) Pretax income from continuing operations	$234,314	$219,332	$219,521	$222,815	$207,915	$175,066
Fixed Charges (1. above)	92,687	90,223	85,099	76,769	79,754	79,263

Total earnings as defined	$327,001	$309,555	$304,620	$299,584	$287,669	$254,329

	3.53	3.43	3.58	3.90	3.61	3.21